

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2018

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics Ltd.
Block 2 Floor 3, Harcourt Centre
Harcourt Street
Dublin 2, Ireland

> **Re: Iterum Therapeutics Ltd.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2018**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2018**
> **File No. 333-224582**

Dear Mr. Fishman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Our Solution: Sulopenem Program, page 2

1.   We acknowledge your response to comment 1, and agree that you may reference the "safety profile." However, it is not acceptable to reference the safety profile as acceptable, promising, positive or to imply that the product candidate is likely to be determined to be

> safe. Any references to the safety profile should be limited to an objective reference to the data relating to the presence or absence of adverse events. Please revise the reference on page 15 to "a continued acceptable safety profile; on page 16 to the data from the clinical trials supporting the overall safety profile and page 97 to the "promising evolving safety profile."

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
Grant Awards, page F-11

2.   Please tell us whether the adoption of ASC 606 on January 1, 2018 impacted your accounting for grant awards and revise your disclosure accordingly. In your response, please explain how you considered the guidance in ASC 606-10-05-4 in determining the appropriate accounting for such awards.

Recent Accounting Pronouncements , page F-15

3.   We note that you have not provided disclosure as to how the adoption of ASU No. 2014-09, ASU 2017-07, and ASU 2016-15 has impacted your financial statements even as these pronouncements are effective for fiscal years beginning after December 15, 2017. Please tell us why you believe that inclusion of this disclosure is not required, or revise your disclosures to discuss how the adoption of accounting standards effective January 1, 2018, affected your financial statements.

Exhibits

4.   We note your response to comment 2. Please confirm that you will file a final signed opinion of counsel prior to effectiveness.

     You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Charles S. Kim, Esq.